Exhibit 12.1

Targa Resources Partners LP
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013

	(In millions)
Pre-tax income from continuing operations	$261.5	$207.4	$249.8	$138.0	$8.4	$254.6	$79.8

Fixed charges:
Interest expense and amortization of debt issuance costs	131.0	116.8	107.7	110.9	159.8	68.1	63.0
Capitalized interest	28.0	13.6	3.4	1.3	0.7	11.5	14.8
Operating lease payments	7.8	5.4	4.7	4.6	4.5	4.3	3.8
Total fixed charges	166.8	135.8	115.8	116.8	165.0	83.9	81.6
Amortization of capitalized interest	1.7	0.7	0.2	0.1	0.1	1.0	0.7
Equity earnings in unconsolidated investment	(14.8)	(1.9)	(8.8)	(5.4)	(5.0)	(9.1)	(4.5)
Distributions from unconsolidated investment	12.0	2.3	8.3	8.7	5.1	12.7	-
Capitalized interest	(28.0)	(13.6)	(3.4)	(1.3)	(0.7)	(11.5)	(14.8)
Pre-tax income from continuing operations plus fixed charges	$399.2	$330.7	$361.9	$256.9	$172.9	$331.6	$142.8

Ratio of earnings to fixed charges	2.4	2.4	3.1	2.2	1.0	4.0	1.8
Deficiency	$-	$-	$-	$-	$-	$-	$-